UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

GDS Holdings Limited

(Name of Issuer)

Class A Ordinary Shares, par value $0.00005 per share

(Title of Class of Securities)

36165L108

(CUSIP Number)

Chan Jen Keet

c/o Singapore Technologies Telemedia Pte Ltd

1 Temasek Avenue #33-01

Millenia Tower

Singapore 039192

Telephone: (65) 6723 8633

Facsimile: (65) 6720 7220

Copy to

Michael W. Sturrock, Esq.

Latham & Watkins LLP

9 Raffles Place #42-02

Singapore 048619

Telephone: (65) 6536 1161

Facsimile: (65) 6536 1171

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 25, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36165L108	Page 1 of 10

1	Names of Reporting Persons Singapore Technologies Telemedia Pte Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF(1)
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 311,930,340(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 311,930,340(2)
11	Aggregate Amount Beneficially Owned By Each Reporting Person 311,930,340(2)
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 43.1%(3)(4)
14	Type of Reporting Person CO

(1)	See Item 3 of this Schedule 13D.
(2)	See Item 5 of this Schedule 13D.
(3)	Based on 724,262,814 Class A Shares (as defined herein), which is the sum of the (a) 692,418,707 Class A Shares outstanding as of December 31, 2016, as set forth in the Issuer’s annual report on Form 20-F (File No. 001-37925) filed with the Securities and Exchange Commission on April 19, 2017 (the “20-F”), and (b) 31,844,107 Class A Shares issuable upon conversion of the Convertible Bonds (as defined herein) as of May 25, 2017, and deemed to be beneficially owned by the Reporting Persons.
(4)	67,590,336 Class B Ordinary Shares (“Class B Shares”) were issued and outstanding as of December 31, 2016, as set forth in the 20-F. With respect to (i) the election of a simple majority of the Issuer’s directors and (ii) any change to the Issuer’s articles of association that would adversely affect the rights of the holders of Class B Shares, at general meetings of shareholders, each Class A Share is entitled to one vote per share, and each Class B Share is entitled to 20 votes per share, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons represented approximately 15.0% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:20 basis, as of May 25, 2017. With respect to any other matters at general meetings of shareholders, each Class A Share is entitled to one vote, and each Class B Share is entitled to one vote, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons represented approximately 39.4% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:1 basis, as of May 25, 2017. Class B Shares are convertible into Class A Shares.

CUSIP No. 36165L108	Page 2 of 10

1	Names of Reporting Persons STT Communications Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds WC(1)
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 311,930,340(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 311,930,340(2)
11	Aggregate Amount Beneficially Owned By Each Reporting Person 311,930,340(2)
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 43.1%(3)(4)
14	Type of Reporting Person CO

(1)	See Item 3 of this Schedule 13D.
(2)	See Item 5 of this Schedule 13D.
(3)	Based on 724,262,814 Class A Shares (as defined herein), which is the sum of the (a) 692,418,707 Class A Shares outstanding as of December 31, 2016, as set forth in the 20-F, and (b) 31,844,107 Class A Shares issuable upon conversion of the Convertible Bonds (as defined herein) as of May 25, 2017, and deemed to be beneficially owned by the Reporting Persons.
(4)	67,590,336 Class B Shares were issued and outstanding as of December 31, 2016, as set forth in the 20-F. With respect to (i) the election of a simple majority of the Issuer’s directors and (ii) any change to the Issuer’s articles of association that would adversely affect the rights of the holders of Class B Shares, at general meetings of shareholders, each Class A Share is entitled to one vote per share, and each Class B Share is entitled to 20 votes per share, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons represented approximately 15.0% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:20 basis, as of May 25, 2017. With respect to any other matters at general meetings of shareholders, each Class A Share is entitled to one vote, and each Class B Share is entitled to one vote, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons represented approximately 39.4% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:1 basis, as of May 25, 2017. Class B Shares are convertible into Class A Shares.

CUSIP No. 36165L108	Page 3 of 10

1	Names of Reporting Persons STT GDC Pte. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF(1)
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 311,930,340(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 311,930,340(2)
11	Aggregate Amount Beneficially Owned By Each Reporting Person 311,930,340(2)
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 43.1%(3)(4)
14	Type of Reporting Person CO

(1)	See Item 3 of this Schedule 13D.
(2)	See Item 5 of this Schedule 13D.
(3)	Based on 724,262,814 Class A Shares (as defined herein), which is the sum of the (a) 692,418,707 Class A Shares outstanding as of December 31, 2016, as set forth in the 20-F, and (b) 31,844,107 Class A Shares issuable upon conversion of the Convertible Bonds (as defined herein) as of May 25, 2017, and deemed to be beneficially owned by the Reporting Persons.
(4)	67,590,336 Class B Shares were issued and outstanding as of December 31, 2016, as set forth in the 20-F. With respect to (i) the election of a simple majority of the Issuer’s directors and (ii) any change to the Issuer’s articles of association that would adversely affect the rights of the holders of Class B Shares, at general meetings of shareholders, each Class A Share is entitled to one vote per share, and each Class B Share is entitled to 20 votes per share, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons represented approximately 15.0% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:20 basis, as of May 25, 2017. With respect to any other matters at general meetings of shareholders, each Class A Share is entitled to one vote, and each Class B Share is entitled to one vote, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons represented approximately 39.4% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:1 basis, as of May 25, 2017. Class B Shares are convertible into Class A Shares.

CUSIP No. 36165L108	Page 4 of 10

Preamble

The Reporting Persons filed a Schedule 13G on February 10, 2017 reporting their aggregate beneficial ownership of 296,137,689 Class A Shares, representing approximately 40.9% of the Issuer’s then outstanding Class A Shares. Since the date of the Schedule 13G, the Reporting Persons have acquired beneficial ownership of an additional 15,792,651 Class A Shares (directly and in the form of American Depositary Shares (“ADSs”)). This Schedule 13D reports all of the Class A Shares previously reported on the Schedule 13G and the additional Class A Shares acquired by the Reporting Persons after the date of the Schedule 13G filing, bringing the Reporting Persons’ aggregate beneficial ownership of Class A Shares to 311,930,340, representing approximately 43.1% of the Issuer’s outstanding Class A Shares.

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Class A Ordinary Shares, par value $0.00005 per share (the “Class A Shares”), of GDS Holdings Limited, a Cayman Islands company (the “Issuer”), with its principal executive offices located at 2/F, Tower 2, Youyou Century Place, 428 South Yanggao Road, Pudong, Shanghai 200127, People’s Republic of China.

Item 2.	Identity and Background

This Schedule 13D is filed jointly on behalf of Singapore Technologies Telemedia Pte Ltd, a company organized under the laws of the Republic of Singapore (“STT”), STT Communications Ltd, a company organized under the laws of the Republic of Singapore (“STTC”) and a wholly-owned subsidiary of STT, and STT GDC Pte. Ltd., a company organized under the laws of the Republic of Singapore (“STT GDC” and, together with STT and STTC, the “Reporting Persons”) and a wholly-owned subsidiary of STTC.

The address of the principal business office of STT and STTC is 1 Temasek Avenue, #33-01, Millenia Tower, Singapore 039192. The address of the principal business office of STT GDC is 3 Temasek Avenue, #28-01, Centennial Tower, Singapore 039190.

The principal business of STT is providing management services, strategic media and telecommunications services and investment holding. The principal business of STTC is providing info-communications services and investment holding. The principal business of STT GDC is providing data center services through its portfolio of data centers globally, either directly or through investments in data center operating companies, such as the Issuer.

The name, business address, present principal occupation and citizenship of the directors and executive officers of each of the Reporting Persons are set forth in Schedule A attached hereto, which is incorporated herein by reference.

Neither the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, any of the persons listed in Schedule A has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his or its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 36165L108	Page 5 of 10

Item 3.	Source and Amount of Funds or Other Consideration

The working capital of STTC was the source of funds used to purchase the Class A Shares (directly and in the form of ADSs) and the Convertible Bonds described in Item 4 below.

Item 4.	Purpose of Transaction

Shares acquired prior to or upon completion of the Issuer’s initial public offering

The Reporting Persons filed a Schedule 13G on February 10, 2017 reporting their aggregate beneficial ownership of 264,894,649 Class A Shares and 31,243,040 Class A Shares issuable upon conversion of $50.0 million principal amount of the Convertible Bonds acquired prior to the Issuer’s initial public offering as described below.

On August 13, 2014, STT GDC subscribed for 238,526,241 Series C redeemable preferred shares, par value $0.00005 per share, of the Issuer (“Series C preferred shares”) for an aggregate purchase price of $247,237,696. These Series C preferred shares represented a 42.1% equity interest in the Issuer at that time. STT GDC subscribed for these Series C preferred shares for the purpose of acquiring the 42.1% equity interest in the Issuer.

In connection with the subscription of the Series C preferred shares, STT GDC, other holders of the Issuer’s preferred shares and the Issuer entered into (among others) a members agreement, as last amended and restated on dated May 19, 2016 (the “Members Agreement”). Pursuant to the Members Agreement, the Issuer granted STT GDC (among others) certain registration rights for a period of up to five years from the completion of the Issuer’s initial public offering.

Immediately upon the completion of the Issuer’s initial public offering, (i) each preferred share of the Issuer, including STT GDC’s Series C preferred shares, were automatically converted into the Class A Shares at a 1:1 share conversion ratio, and (ii) 26,368,408 Class A Shares were issued to STT GDC in connection with a preference dividend paid by the Issuer.

Following the completion of the Issuer’s initial public offering, the Issuer’s outstanding share capital consists of the Class A Shares and the Class B Shares. Class A Shares and Class B Shares carry equal rights, generally rank pari passu with one another and are entitled to one vote per share at general meetings of shareholders, except for only the following matters at general meetings of shareholders, with respect to which each Class A Share is entitled to one vote and each Class B Share is entitled to 20 votes: (i) the election of a simple majority, or six, of the Issuer’s directors; and (ii) any change to the Issuer’s articles of association that would adversely affect the rights of Class B Shareholders. With respect to any other matters at general meetings of shareholders, each Class A Share is entitled to one vote and each Class B Share is entitled to one vote. Class B Shares are convertible into Class A Shares, and automatically convert into Class A Shares under certain circumstances.

The Issuer’s amended and restated articles of association that became effective upon the completion of the Issuer’s initial public offering (the “Issuer’s Amended Articles of Association”) provide that for so long as STT GDC beneficially owns: not less than 25% of the issued and outstanding share capital of the Issuer, STT GDC may appoint three directors to the Issuer’s board of directors, including its vice-chairman; less than 25%, but not less than 15%, of the issued and outstanding share capital of the Issuer, STT GDC may appoint two directors to the Issuer’s board of directors, including its vice-chairman; and less than 15%, but not less than 8%, of the issued and outstanding share capital of the Issuer, STT GDC may appoint one director to the Issuer’s board of directors, including its vice-chairman, none of which appointments will be subject to a vote by shareholders. In addition, the above rights of STT GDC may not be amended without the approval of STT GDC.

CUSIP No. 36165L108	Page 6 of 10

The Issuer’s board of directors consists of eleven directors. In accordance with the Issuer’s Amended Articles of Association, STT GDC has appointed the following three individuals to the Issuer’s board of directors: Mr. Sio Tat Hiang (vice-chairman), Mr. Bruno Lopez and Mr. Lee Choong Kwong.

On November 7, 2016, STT GDC entered into an information rights letter agreement (the “Information Rights Letter”) with the Issuer, pursuant to which the Issuer granted, for so long as STT GDC or any of its affiliates has the right to appoint one or more directors of the Issuer, certain information rights to STT GDC.

The descriptions of the Members Agreement, the Issuer’s Amended Articles of Association and the Information Rights Letter herein do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such documents attached hereto as Exhibits 99.2, 99.3 and 99.4, respectively, and incorporated herein by reference.

Convertible Bonds acquired prior to the Issuer’s initial public offering

On December 30, 2015, the Issuer entered into a subscription agreement (the “Convertible Bonds Subscription Agreement”) with STT GDC and another investor pursuant to which the Issuer agreed to sell and issue up to an aggregate principal amount of up to $250.0 million of the Issuer’s 10% Convertible and Redeemable Bonds due 2019 (the “Convertible Bonds) in four tranches at par value, and STT GDC agreed to subscribe for cash the second tranche of $50.0 million of the Convertible Bonds and, subject to the terms thereof, the third tranche of up to $50.0 million of the Convertible Bonds. Pursuant to the Convertible Bonds Subscription Agreement, on December 30, 2015, the Issuer issued to the other investor the first tranche of $100.0 million of the Convertible Bonds and on January 29, 2016, the Issuer issued to STT GDC the second tranche of $50.0 million of the Convertible Bonds. As permitted by the Convertible Bonds Subscription Agreement, the Issuer never issued the remaining third and fourth tranches of the Convertible Bonds, which expired on September 30, 2016.

The Convertible Bonds are repayable four years from the date of issue and may be converted at the holder’s option at a fixed conversion price of $1.675262 per share (subject to certain adjustments) at any time between the date on which the Issuer’s initial public offering was completed and December 30, 2019. The Issuer may also require the holders to convert their Convertible Bonds into shares if the average per-ordinary-share-equivalent closing trading price of the Issuer’s ADSs in any period of ten (10) consecutive trading days is at least 125% of $1.675262. One-half of the interest on the principal amount of the outstanding Convertible Bonds is payable in cash semi-annually in arrears at a simple rate of 5% per annum, and the other half of the interest accrues at a simple rate of 5% per annum. Such accrued interest is (i) in the case of redeemed Convertible Bonds, either payable in cash on December 30, 2019 upon redemption of the Convertible Bonds, or (ii) in the case of converted Convertible Bonds, capitalized and paid in shares upon conversion of the Convertible Bonds. All interest is calculated daily on a 180/360 day basis. The description of the Convertible Bonds Subscription Agreement (including the terms of the Convertible Bonds) herein does not purport to be complete and is subject to, and qualified in its entirety by, the full text of such agreement attached hereto as Exhibit 99.5 and incorporated herein by reference.

Subsequent to the Issuer’s initial public offering

On March 16, 2017, STT GDC entered into a Rule 10b5-1 purchase plan (the “10b5-1 Plan”) with Credit Suisse Securities (USA) LLC (“Credit Suisse”) pursuant to which Credit Suisse was authorized to purchase on behalf of STT GDC up to 1,250,000 ADSs, each representing eight Class A Shares, subject to terms and conditions of the 10b5-1 Plan.

CUSIP No. 36165L108	Page 7 of 10

From March 17, 2017 through May 17, 2017, pursuant to the 10b5-1 Plan, Credit Suisse purchased on behalf of STT GDC 9,479,584 Class A Shares (in the form of ADSs) in the open market, following which the 10b5-1 Plan terminated in accordance with its terms.

The table below sets forth for each day the number of Class A Shares (in the form of ADSs) purchased on such day, the per Class A Share weighted average price for such purchases and the range of purchase prices (each calculated based on the number of ADSs and the prices of the ADSs purchased). The ADSs representing these Class A Shares were purchased in multiple transactions at prices ranging from the low to high prices per Class A Share listed below (each calculated based on the prices of the ADSs purchased). The Reporting Persons undertake to provide, upon request by the Securities and Exchange Commission, full information regarding the number of Class A Shares (in the form of ADSs) purchased at each price within the ranges set forth below.

Date of Purchase	Number of Class A Shares Purchased	Per Class A Share Weighted Average Price	Low	High
March 17, 2017	95,200	$1.04	$1.03	$1.06
March 20, 2017	103,200	$1.06	$1.03	$1.06
March 21, 2017	128,000	$1.01	$0.98	$1.04
March 22, 2017	63,200	$0.99	$0.98	$1.00
March 23, 2017	79,200	$1.03	$1.00	$1.06
March 24, 2017	29,600	$1.04	$1.03	$1.05
March 27, 2017	92,000	$1.07	$1.03	$1.09
March 28, 2017	74,552	$1.09	$1.07	$1.11
March 29, 2017	66,400	$1.08	$1.06	$1.09
March 30, 2017	156,800	$1.06	$1.05	$1.08
March 31, 2017	112,000	$1.06	$1.05	$1.06
April 3, 2017	118,400	$1.05	$1.04	$1.06
April 4, 2017	89,664	$1.04	$1.03	$1.06
April 5, 2017	126,400	$1.03	$1.01	$1.06
April 6, 2017	120,000	$1.02	$1.01	$1.04
April 7, 2017	139,200	$1.02	$1.01	$1.03
April 10, 2017	112,000	$1.02	$1.00	$1.03
April 11, 2017	124,320	$1.02	$1.01	$1.04
April 12, 2017	128,000	$1.03	$1.02	$1.03
April 13, 2017	170,400	$1.05	$1.01	$1.07
April 17, 2017	171,200	$1.04	$1.03	$1.06
April 18, 2017	171,200	$1.02	$1.01	$1.04
April 19, 2017	140,000	$1.02	$1.01	$1.03
April 20, 2017	171,200	$1.02	$1.02	$1.03
April 21, 2017	152,392	$1.01	$1.01	$1.01
April 24, 2017	176,000	$1.01	$1.01	$1.02
April 25, 2017	176,000	$1.02	$1.01	$1.02
April 26, 2017	104,000	$1.02	$1.01	$1.03
April 27, 2017	128,800	$1.02	$1.01	$1.03
April 28, 2017	125,680	$1.01	$1.01	$1.02
May 1, 2017	187,200	$1.02	$1.01	$1.02
May 2, 2017	170,704	$1.02	$1.01	$1.03
May 3, 2017	160,000	$1.01	$1.01	$1.03
May 4, 2017	88,840	$1.01	$1.01	$1.02
May 5, 2017	187,200	$1.01	$1.01	$1.02
May 8, 2017	173,600	$1.00	$0.99	$1.02
May 9, 2017	133,432	$1.03	$1.01	$1.05
May 10, 2017	160,000	$1.05	$1.03	$1.06
May 11, 2017	49,600	$1.03	$1.02	$1.04
May 12, 2017	173,600	$1.03	$0.99	$1.04
May 15, 2017	175,200	$1.00	$0.99	$1.02
May 16, 2017	4,000,000	$0.99	$0.99	$0.99
May 17, 2017	175,200	$1.00	$0.99	$1.04

CUSIP No. 36165L108	Page 8 of 10

On March 14, 2017 and May 25, 2017, Credit Suisse also purchased on behalf of STT GDC 2,632,000 Class A Shares (in the form of ADSs) at an average per Class A Share price of $0.97 and 3,080,000 Class A Shares (in the form of ADSs) at an average per Class A Share price of $0.95, respectively, in the open market.

The Reporting Persons review their investment in the Issuer on a continuing basis. Depending on the overall market conditions, performance and prospects of the Issuer, other investment opportunities available to the Reporting Persons, and the market prices of the Class A Shares (directly or in the form of ADSs) and other investment considerations, the Reporting Persons may hold, vote, acquire or dispose of or otherwise deal with securities, or suggest or take a position with respect to the management, operations or capital structure, of the Issuer, including by taking, proposing or supporting one or more of the actions described in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

As a part of the Reporting Persons’ process of reviewing their investment in the Issuer, the Reporting Persons may engage in communications with the Issuer’s directors, management, stockholders and third parties regarding the corporate governance, business, operations, strategy or future plans (including proposed corporate transactions of a significant nature) of the Issuer, including any plans or proposals regarding the same. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans, strategies or proposals and take such actions with respect to their investment in the Issuer, including any or all of the actions described in the foregoing paragraph.

Any of the foregoing actions may be effected at any time or from time to time, subject to any applicable limitations imposed on the purchase or sale of Class A Shares by the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and applicable state securities or “blue sky” laws.

Item 5.	Interest in Securities of the Issuer

(a)-(b) STT, through its ownership of STTC and STT GDC, is deemed for purposes of Rule13d-3 under the Exchange Act to be the beneficial owner of 311,930,340 Class A Shares, or approximately 43.1% of the outstanding Class A Shares, and to have shared power over the voting and disposition of such Class A Shares.

STTC, through its ownership of STT GDC, is deemed for purposes of Rule13d-3 under the Exchange Act to be the beneficial owner of 311,930,340 Class A Shares, or approximately 43.1% of the outstanding Class A Shares, and to have shared power over the voting and disposition of such Class A Shares.

CUSIP No. 36165L108	Page 9 of 10

STT GDC directly owns 280,086,233 Class A Shares and is deemed to beneficially own the 31,844,107 Class A Shares issuable upon conversion of the Convertible Bonds as of May 25, 2017. Accordingly, STT GDC is deemed to beneficially own 311,930,340 Class A Shares, or approximately 43.1% of the outstanding Class A Shares, and to have shared power over the voting and disposition of such Class A Shares.

The percentage of beneficial ownership of the Reporting Persons was calculated by dividing (i) the 311,930,340 Class A Shares deemed to be beneficially owned by each of the Reporting Persons as of May 25, 2017 (as set forth in the preceding paragraphs) by (ii) 724,262,814 Class A Shares, which is the sum of the (a) 692,418,707 Class A Shares outstanding as of December 31, 2016, as set forth in the 20-F, and (b) 31,844,107 Class A Shares issuable upon conversion of the Convertible Bonds as of May 25, 2017.

As of December 31, 2016, 67,590,336 Class B Shares were issued and outstanding, as set forth in the 20-F. The Class A Shares deemed to be beneficially owned by the Reporting Persons represented approximately 15.0% of the aggregate voting power on the matters with Class A Shares and Class B Shares voting on a 1:20 basis described in Item 4 above as of May 25, 2017 and approximately 39.4% of the aggregate voting power on the matters with Class A Shares and Class B Shares voting on a 1:1 basis described in Item 4 above as of May 25, 2017.

To the knowledge of the Reporting Persons, the directors and executive officers of the Reporting Persons listed in Schedule A hereto beneficially own in the aggregate less than 1% of the Issuer’s outstanding Class A Shares (directly or indirectly in the form of ADSs), based on 692,418,707 Class A Shares outstanding as of December 31, 2016, as set forth in the 20-F.

(c) The information set forth in the first four paragraphs under “Subsequent to the Issuer’s initial public offering” of Item 4 of this Schedule 13D is hereby incorporated by reference herein.

To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in securities of the Issuer during the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Item 4 of this Schedule 13D is hereby incorporated by reference in this Item 6.

CUSIP No. 36165L108	Page 10 of 10

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

99.1	Joint Filing Agreement, dated June 5, 2017, among STT, STTC and STT GDC.

99.2	Sixth Amended and Restated Members Agreement, dated May 19, 2016 (incorporated by reference to Exhibit 4.5 to the Issuer’s registration statement on Form F-1 (File No. 333-213951) initially filed with the Securities and Exchange Commission on October 4, 2016).

99.3	Eighth Amended and Restated Memorandum and Articles of Association of the Issuer (incorporated by reference to Exhibit 3.2 to the Issuer’s Registration Statement on Form F-1 (File No. 333-213951) initially filed with the Securities and Exchange Commission on October 4, 2016).

99.4	Information Rights Letter dated November 7, 2016 from the Issuer to STT GDC (incorporated by reference to Exhibit 4.33 to the Issuer’s annual report on Form 20-F (File No. 001-37925) filed with the Securities and Exchange Commission on April 19, 2017).

99.5	Subscription Agreement, dated December 30, 2015, for up to US$250,000,000 10% Convertible and Redeemable Bond due 2019, among the Issuer, STT GDC and Perfect Success Limited (incorporated by reference to Exhibit 10.2 to the Issuer’s Registration Statement on Form F-1 (File No. 333-213951) initially filed with the Securities and Exchange Commission on October 4, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: June 5, 2017

SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD

By:	/s/ Chan Jen Keet
Name: Chan Jen Keet
Title: Company Secretary

STT COMMUNICATIONS LTD

By:	/s/ Chan Jen Keet
Name: Chan Jen Keet
Title: Company Secretary

STT GDC PTE. LTD.

By:	/s/ Bruno Lopez
Name: Bruno Lopez
Title: Director

SCHEDULE A

The name, present principal occupation and business address of each director and executive officer of the Reporting Persons is set forth below.

The following is a list of the directors and executive officers of STT:

Name, Business Address and Position	Present Principal Occupation	Citizenship
Tan Guong Ching 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chairman and Director, STT)	Corporate Director	Singaporean

Stephen Geoffrey Miller 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT)	President & CEO, STT and STTC	Australian

Sum Soon Lim 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT)	Corporate Director	Singaporean

Lim Ming Seong 202 Bedok South Avenue 1 #01-21 Singapore 469332 (Director, STT)	Corporate Director	Singaporean

Chang See Hiang 1 Kim Seng Promenade #12-07 Great World City West Tower Singapore 237994 (Director, STT)	Advocate & Solicitor	Singaporean

Justin Weaver Lilley 5729 Potomac Ave., NW Washington, DC 20016 USA (Director, STT)	President, Telemedia Policy Corporation	American

Name, Business Address and Position	Present Principal Occupation	Citizenship
Sir Michael Perry, GBE Bridges Stone Mill, Alfrick Pound Worcester WR6 5HR United Kingdom (Director, STT)	Corporate Director	British

Vicente S. Perez, Jr. Floor 3B Paseo de Roxas Building 111 Paseo de Roxas corner Legazpi Street Legaspi Village, Makati City Philippines 1229 (Director, STT)	Corporate Director	Filipino

Steven Terrell Clontz 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Senior Executive Vice President — International, STT)	Senior Executive Vice President — International, STT and STTC	American

Lim Beng Hoe 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chief of Organisation Development & Senior Executive Vice President, STT)	Chief of Organisation Development & Senior Executive Vice President, STT and STTC	Singaporean

Johnny Ong Seng Huat 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chief Financial Officer & Senior Executive Vice President, STT)	Chief Financial Officer & Senior Executive Vice President, STT and STTC	Malaysian

Nikhil Oommen Jacob Eapen 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chief Strategy & Investment Officer & Senior Executive Vice President, STT)	Chief Strategy & Investment & Senior Executive Vice President, STT and STTC	Singaporean

The following is a list of the directors and executive officers of STTC:

Name, Business Address and Position	Present Principal Occupation	Citizenship
Tan Guong Ching 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chairman and Director, STTC)	Corporate Director	Singaporean

Peter Seah Lim Huat 12 Marina Boulevard Marina Bay Financial Centre Tower 3 Level 45 Singapore 018982 (Deputy Chairman and Director, STTC)	Corporate Director	Singaporean

Stephen Geoffrey Miller 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STTC)	President & CEO, STT and STTC	Australian

Sum Soon Lim 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STTC)	Corporate Director	Singaporean

Lim Ming Seong 202 Bedok South Avenue 1 #01-21 Singapore 469332 (Director, STTC)	Corporate Director	Singaporean

Chang See Hiang 1 Kim Seng Promenade #12-07 Great World City West Tower Singapore 237994 (Director, STTC)	Advocate & Solicitor	Singaporean

Name, Business Address and Position	Present Principal Occupation	Citizenship
Justin Weaver Lilley 5729 Potomac Ave., NW Washington, DC 20016 USA (Director, STTC)	President, Telemedia Policy Corporation	American

Sir Michael Perry, GBE Bridges Stone Mill, Alfrick Pound Worcester WR6 5HR United Kingdom (Director, STTC)	Corporate Director	British

Vicente S. Perez, Jr. Floor 3B Paseo de Roxas Building 111 Paseo de Roxas corner Legazpi Street Legaspi Village, Makati City Philippines 1229 (Director, STTC)	Corporate Director	Filipino

Steven Terrell Clontz 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Senior Executive Vice President — International, STTC)	Senior Executive Vice President — International, STT and STTC	American

Lim Beng Hoe 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chief of Organisation Development & Senior Executive Vice President, STTC)	Chief of Organisation Development & Senior Executive Vice President, STT and STTC	Singaporean

Johnny Ong Seng Huat 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chief Financial Officer & Senior Executive Vice President, STTC)	Chief Financial Officer & Senior Executive Vice President, STT and STTC	Malaysian

Name, Business Address and Position	Present Principal Occupation	Citizenship
Nikhil Oommen Jacob Eapen 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chief Strategy & Investment Officer & Senior Executive Vice President, STTC)	Chief Strategy & Investment & Senior Executive Vice President, STT and STTC	Singaporean

The following is a list of the directors and executive officers of STT GDC:

Name, Business Address and Position	Present Principal Occupation	Citizenship
Sio Tat Hiang 3 Temasek Avenue #28-01 Centennial Tower Singapore 039190 (Chairman and Director, STT GDC)	Corporate Director	Singaporean

Lim Ming Seong 202 Bedok South Avenue 1 #01-21 Singapore 469332 (Director, STT GDC)	Corporate Director	Singaporean

Liu Chee Ming 21/F LHT Tower 31 Queen’s Road Central Hong Kong (Director, STT GDC)	Group Managing Director, Platinum Securities Company Limited	Singaporean

Lim Ah Doo 3 Temasek Avenue #28-01 Centennial Tower Singapore 039190 (Director, STT GDC)	Corporate Director	Singaporean

Stephen Geoffrey Miller 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT GDC)	President & CEO, STT and STTC	Australian

Steven Terrell Clontz 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT GDC)	Senior Executive Vice President — International, STT and STTC	American

Bruno Lopez 3 Temasek Avenue #28-01 Centennial Tower Singapore 039190 (Director, STT GDC)	Chief Executive Officer, STT GDC	Singaporean

Name, Business Address and Position	Present Principal Occupation	Citizenship
Jonathan Allen King 3 Temasek Avenue #28-01 Centennial Tower Singapore 039190 (Chief Operating Officer, STT GDC)	Chief Operating Officer, STT GDC	Australian

Lim Yueh Hua Nelson 3 Temasek Avenue #28-01 Centennial Tower Singapore 039190 (Chief Financial Officer, STT GDC)	Chief Financial Officer, STT GDC	Singaporean

EXHIBIT INDEX

Exhibit	Description

99.1	Joint Filing Agreement, dated June 5, 2017, among STT, STTC and STT GDC.

99.2	Sixth Amended and Restated Members Agreement, dated May 19, 2016 (incorporated by reference to Exhibit 4.5 to the Issuer’s registration statement on Form F-1 (File No. 333-213951) initially filed with the Securities and Exchange Commission on October 4, 2016).

99.3	Eighth Amended and Restated Memorandum and Articles of Association of the Issuer (incorporated by reference to Exhibit 3.2 to the Issuer’s Registration Statement on Form F-1 (File No. 333-213951) initially filed with the Securities and Exchange Commission on October 4, 2016).

99.4	Information Rights Letter dated November 7, 2016 from the Issuer to STT GDC (incorporated by reference to Exhibit 4.33 to the Issuer’s annual report on Form 20-F (File No. 001-37925) filed with the Securities and Exchange Commission on April 19, 2017).

99.5	Subscription Agreement, dated December 30, 2015, for up to US$250,000,000 10% Convertible and Redeemable Bond due 2019, among the Issuer, STT GDC and Perfect Success Limited (incorporated by reference to Exhibit 10.2 to the Issuer’s Registration Statement on Form F-1 (File No. 333-213951) initially filed with the Securities and Exchange Commission on October 4, 2016).